ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 25, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
July 25, 2007 (ASX – Announcement & Media Release – Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

25 July 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

Lindsey 109A # 1R, Dawson County, Texas (FAR 4.64%)
Casing run to 4,755 feet - preparing to drill ahead.

The Lindsey 109A #1R well is preparing to drill ahead after running 8 5/8" casing to 4,755 feet. The well is targeting the Siluro-Devonian formation using Basic Energy Rig 32. The well has a planned total depth of 12,300 feet at an estimated cost of US$1.5 million completed.

The well is effectively a re-drill of the original discovery well in which FAR was a participant. The discovery well was drilled in 1997 and came on line at 186 barrels of oil per day before ceasing prematurely due to down hole mechanical issues. The operator is estimating 270,000 barrels of oil in total recoverable reserves for this location.

The operator is RIM Operating, Inc. of Englewood, Colorado.

Lake Long Project, Lafourche Parish, South Louisiana
(SL 328 # 9 Deep Well) being completed for production (FAR 10.1875%)

Completion operations on the 24 feet of net pay in the Middle Hollywood Sands in the SL328 # 9 well at Lake Long Field, South Louisiana, are continuing as scheduled.

The large barge rig has now moved off location after running production tubing in the well.

Current activity comprises the building of a production platform around the well head. The well will be perforated and production tested during the weekend using a smaller work over rig. The flowline and hookup equipment is available for delivery in approximately 2 weeks and subject to contractor availability the well should be on line and producing in 2-3 weeks.

From nearby analogues, an expected daily flow rate of 3 to 4 million cubic feet of gas with 50 to 70 barrels of condensate is expected after well clean up. Following satisfactory flow testing the well will be connected to the Operator's nearby gas processing facility and sales of gas and condensate will commence.

The Upper Hollywood Sands (where 13 feet of additional net pay has been logged) will be produced at a later date.

Interests in the well are also held by the Operator, Kriti Exploration Inc and ASX listed entities Amadeus Energy Limited and Sun Resources NL.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Well completion operations continuing

Completion operations are continuing on the Marceaux #1 well.

The well has now been cleaned up of formation sand, mud and other debris. The forward program is to conduct a cement squeeze over the existing perforations; then re-perforate and perform stimulation and flow back testing of the Alliance 3 Sand. Installation of production facilities will then take place.

The fracture stimulation has been contracted for 31 July. A further update will be released once flow back testing has been conducted.

Earlier testing of the Marceaux #1 well confirmed a new oilfield discovery at the Kicker location. The Alliance 3 Sand was perforated over the interval 12,977 to 12,988 feet and tested up to 1,056 barrels of oil per day on a 10/64 inch choke prior to loading up with formation sand and mud.

The Operator is Sandalwood Exploration LP of Houston, Texas. FAR's working interest reduces to 3.75% after payout. All other participants are North American entities

For information on FAR's drilling activities visit our website at www.far.com.au

END